

December 30, 2014

Via E-mail
Gary J. Brauchle
Executive Vice President, Chief Financial Officer
Tallgrass Energy Partners, LP
4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

>   **Re: Tallgrass Energy Partners, LP**
>   **Form 10-K for the Fiscal Year December 31, 2013**
>   **Filed March 11, 2014**
>   **Form 10-Q for the Quarterly Period ended September 30, 2014**
>   **Filed October 30, 2014**
>   **File No. 1-35917**

Dear Mr. Brauchle:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Capital Requirements, page 74

1. Please separately quantify in future filings the amount of maintenance capital expenditures and the amount of expansion capital expenditures for each period presented, and provide management's insight into any trends or significant fluctuations in each of these types of capital expenditures. Please also disclose your policy for determining which expenditures are classified as maintenance capital expenditures versus expansion capital expenditures,

including whether such determination is made at the individual asset level or for groups of assets, and provide examples of each type of expenditure. In this regard, we note the impact maintenance capital expenditures had on your distributable cash flow on page 61. In your response, provide us with your intended revised disclosure.

2. Tell us and disclose, if material, whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please augment your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented.

Item 8. Financial Statements and Supplementary Data, page 80

Consolidated Statements of Income (Loss), page 83

3. We note that you have separate revenue line items for natural gas liquid sales, natural gas sales, transportation services and processing and other revenues. We further note that you present one line item for cost of sales and transportation services. Please tell us how you considered separately disclosing cost of tangible goods sold and cost of services to comply with Rule 5-03(b)(2) of Regulation S-X.

2. Summary of Significant Accounting Policies, page 88

Inventories, page 89

4. Please disclose the inventory costing model for working gas in underground storage and natural gas liquids. Refer to Rule 5-02.6(b) of Regulation S-X.

Impairment of Long-Lived Assets, page 90

5. We note your disclosure that any impairment loss would be recorded as a regulatory asset until regulatory review regarding recoverability through the rate-making process is complete, at which time you will recognize a loss if it is determined to be unrecoverable or retain as a regulatory asset and recover through rates. Please explain this policy to us in more detail; providing an illustrative example of how regulated rates that cover your costs would result in an impairment would improve our understanding of this matter. Please also explain to us how this policy is consistent with regulatory accounting under ASC 980. Please also tell us if you have ever incurred a long-lived impairment loss and whether you recorded it as a regulatory asset or in the income statement, including the amounts and periods in which it was recorded.

16. Reporting Segments, page 114

6. Please disclose total expenditures for additions to long-lived assets by segment. Refer to ASC 280-10-50-25.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Non-GAAP Financial Measures, page 31

7. Please explain to us and disclose why you are increasing distributable cash flow for the Pony Express preferred distributions in excess of distributable cash flow attributable to Pony Express. In this regard, explain in greater detail how the acquisition of TEP's 33% membership interest in Pony Express was structured such that the transaction provides for a minimum quarterly preference payment and explain your accounting for the preference payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief